

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 3, 2017

Via E-Mail
Daniel S. Peale, Esq.
General Counsel
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, Connecticut 06902

>   **Re: Gartner, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed February 6, 2017**
>   **File No. 333-215896**

Dear Mr. Peale:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Bradley L. Finkelstein, Esq.
       Wilson Sonsini Goodrich & Rosati, P.C.